UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-8841
NextEra Energy, Inc. Employee Retirement Savings Plan
(Full title of the plan)
NextEra Energy, Inc.
(Name of issuer of the securities held pursuant to the plan)
700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans
Administrative Committee
NextEra Energy, Inc. Employee Retirement Savings Plan
Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan's auditor since 2007.

New York, New York
June 17, 2026

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025

	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)	$4,410,224,368	$1,516,066,125	$5,926,290,493
Investments, at contract value (see Note 7)	111,124,416	–	111,124,416
Total investments	4,521,348,784	1,516,066,125	6,037,414,909
Receivables
Participant loans	74,562,266	–	74,562,266
Pending trades due from brokers	4,152,417	497,415	4,649,832
Employer contributions	–	7,197,062	7,197,062
Other receivables	638,342	62,393	700,735
Total receivables	79,353,025	7,756,870	87,109,895
Total assets	4,600,701,809	1,523,822,995	6,124,524,804

LIABILITIES
Pending trades due to brokers	4,768,450	2,950,835	7,719,285
Other payables	1,673,770	608,368	2,282,138
Total liabilities	6,442,220	3,559,203	10,001,423

NET ASSETS AVAILABLE FOR BENEFITS	$4,594,259,589	$1,520,263,792	$6,114,523,381

	December 31, 2024

	Participant- Directed	Nonparticipant- Directed	Total
ASSETS
Investments, at fair value (see Note 6)	$3,856,879,890	$1,415,516,201	$5,272,396,091
Investments, at contract value (see Note 7)	134,365,790	–	134,365,790
Total investments	3,991,245,680	1,415,516,201	5,406,761,881
Receivables
Participant loans	74,021,654	–	74,021,654
Pending trades due from brokers	91,490	–	91,490
Employer contributions	–	3,138,329	3,138,329
Other receivables	542,468	44,185	586,653
Total receivables	74,655,612	3,182,514	77,838,126
Non-interest bearing cash	19,605	–	19,605
Total assets	4,065,920,897	1,418,698,715	5,484,619,612

LIABILITIES
Pending trades due to brokers	1,215	–	1,215
Other payables	1,662,049	99,249	1,761,298
Total liabilities	1,663,264	99,249	1,762,513

NET ASSETS AVAILABLE FOR BENEFITS	$4,064,257,633	$1,418,599,466	$5,482,857,099

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

	Participant- Directed	Nonparticipant- Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$593,101,559	$166,469,743	$759,571,302
Interest income	15,308,506	–	15,308,506
Dividend income	41,167,518	43,836,776	85,004,294
Net investment income	649,577,583	210,306,519	859,884,102
Contributions
Participant	233,878,634	–	233,878,634
Employer - NextEra Energy, Inc. common stock	–	93,071,560	93,071,560
Rollovers	22,338,160	–	22,338,160
Total contributions	256,216,794	93,071,560	349,288,354
Transfer from/to nonparticipant-directed investments	70,591,634	2,477,584	73,069,218
Total net additions	976,386,011	305,855,663	1,282,241,674

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	438,839,884	133,222,049	572,061,933
Management and administrative expenses	5,066,587	377,654	5,444,241
Transfer from/to participant-directed investments	2,477,584	70,591,634	73,069,218
Total deductions	446,384,055	204,191,337	650,575,392

NET INCREASE	530,001,956	101,664,326	631,666,282

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2024	$4,064,257,633	$1,418,599,466	$5,482,857,099

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2025	$4,594,259,589	$1,520,263,792	$6,114,523,381

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries, vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefits Advisory Committee (EBAC) acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. The Employee Benefit Plans Administrative Committee (as appointed by EBAC) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by EBAC) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. Fidelity Workplace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Eligibility

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month following the completion of one full month of service with the Company or its subsidiaries or at any later date.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

Participants can change their investment elections daily and invest in any combination of different investment options offered under the Plan subject to the Plan’s limitations on investments in Company Stock and Fidelity’s excessive trading policy.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the Employer contribution schedules.

Forfeitures

Forfeitures of nonvested Employer matching contributions due to termination of employment are used to restore amounts previously forfeited. Any remaining forfeitures are applied as provided under the Plan.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Employer matching contributions. Upon death, total and permanent disability, or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. In general, Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate. Loans outstanding at December 31, 2025 carry an interest rate of 3.25% to 8.50% and the majority mature between 2026 and 2030. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant's contributions to the Plan following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

Participants pay a fee from their accounts to cover some of the administrative expenses of the Plan. All other expenses are paid as permitted by the Plan or by the Company. Any expenses paid directly by the Company are not included in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, common stock and preferred stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts' book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds, government agency notes and interest-

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
bearing cash. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions or direct payment to the Trustee.

3. Risks and Uncertainties

The Plan, in general, is exposed to various risks, many of which are beyond the control of the Plan Sponsor. Some such risks include risks around investment securities such as interest rate, credit, liquidity, global events and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities may occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed investments daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, Participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2025, dividends on shares of Company Stock held in Participants’ accounts totaled $55,967,273.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
During 2025, Employer contributions of Company Stock credited to Participant’s accounts totaled $93,071,560 which equated to 1,261,713 shares. Realized gains on shares of Company Stock sold by Participants during 2025 totaled $11,693,362. At December 31, 2025 and 2024, the number of shares of Company Stock held in Participants’ accounts totaled 23,640,513 and 25,162,977, respectively, with a fair value of $1,897,860,375 and $1,803,933,814, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the direct costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $74,562,266 and $74,021,654 at December 31, 2025 and December 31, 2024, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2025
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$419,492,633	$–	$–	$419,492,633
Collective trust funds	–	2,964,442,765	–	2,964,442,765
Preferred stock	–	–	887,402	887,402
Common stock other than NextEra Energy, Inc. common stock	626,504,605	–	378,910	626,883,515
NextEra Energy, Inc. common stock	398,518,053	–	–	398,518,053
Total participant-directed investments	1,444,515,291	2,964,442,765	1,266,312	4,410,224,368
Nonparticipant-directed investments:
Registered investment companies	16,723,803	–	–	16,723,803
NextEra Energy, Inc. common stock	1,499,342,322	–	–	1,499,342,322
Total nonparticipant-directed investments	1,516,066,125	–	–	1,516,066,125
Total investments in the fair value hierarchy	2,960,581,416	2,964,442,765	1,266,312	5,926,290,493
Investments at contract value				111,124,416
Total investments				$6,037,414,909

	December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$380,879,084	$–	$–	$380,879,084
Collective trust funds	–	2,504,711,886	–	2,504,711,886
Preferred stock	–	–	535,175	535,175
Common stock other than NextEra Energy, Inc. common stock	567,181,434	–	251,661	567,433,095
NextEra Energy, Inc. common stock	403,320,650	–	–	403,320,650
Total participant-directed investments	1,351,381,168	2,504,711,886	786,836	3,856,879,890
Nonparticipant-directed investments:
Registered investment companies	14,903,037	–	–	14,903,037
NextEra Energy, Inc. common stock	1,400,613,164	–	–	1,400,613,164
Total nonparticipant-directed investments	1,415,516,201	–	–	1,415,516,201
Total investments in the fair value hierarchy	2,766,897,369	2,504,711,886	786,836	5,272,396,091
Investments at contract value				134,365,790
Total investments				$5,406,761,881

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $111,124,416 and $134,365,790, respectively, at December 31, 2025 and 2024. The contract value of the fully benefit-responsive investment contracts includes interest-bearing cash of $915,461 and $419,235, respectively, at December 31, 2025 and 2024. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $1,956,496 and $2,554,876, respectively, at December 31, 2025 and 2024.

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Employer matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Employer matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. The plan administrator believes it is no longer subject to tax audits for periods prior to 2022.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	USD (US Dollars)	915,461	**	$915,461
	Total Cash and Cash Equivalents		–	$915,461

	Common Stock:
	ADVANCED MICRO DEVICES INC	2,641	**	$565,597
	ADYEN BV ADR	265,000	**	4,232,050
	ALPHABET INC CL A	153,712	**	48,111,856
	AMAZON.COM INC	119,172	**	27,507,281
	AMPHENOL CORPORATION CL A	120,892	**	16,337,345
	APPLE INC	203,843	**	55,416,758
	APPLOVIN CORP	9,758	**	6,575,135
	ARES MANAGEMENT CORP CL A	8,996	**	1,454,023
	ARGENX SE SPONSORED ADR	6,282	**	5,282,848
	ARISTA NETWORKS INC	78,328	**	10,263,318
	BLOCK INC CL A	247,836	**	16,131,645
	BOEING CO	25,307	**	5,494,656
	BROADCOM INC	97,670	**	33,803,587
	CHIPOTLE MEXICAN GRILL INC	110,587	**	4,091,719
	CIENA CORP	14,000	**	3,274,180
	CIGNA GROUP (THE)	10,781	**	2,967,255
	COUPANG INC A	153,795	**	3,628,024
	DANAHER CORP	16,732	**	3,830,289
	DATADOG INC CL A	36,000	**	4,895,640
	DOORDASH INC	21,800	**	4,937,264
	ELI LILLY & CO	13,829	**	14,861,750
	ENTEGRIS INC	72,290	**	6,090,432
	EQUIFAX INC	7,956	**	1,726,293
	FABRINET	8,200	**	3,733,296
	HOWMET AEROSPACE INC	46,741	**	9,582,840
	HUBSPOT INC	25,140	**	10,088,682
	INGERSOLL RAND INC	41,086	**	3,254,833
	INTUIT INC	24,837	**	16,452,526
	INTUITIVE SURGICAL INC	25,182	**	14,262,077
	LATTICE SEMICONDUCTOR CORP	68,269	**	5,023,233
	MAGIC LEAP INC A P/P	719	**	—
	MASTERCARD INC CL A	35,334	**	20,171,474
	MERCADOLIBRE INC	3,250	**	6,546,345
	META PLATFORMS INC CL A	36,742	**	24,253,027
	MICROSOFT CORP	151,137	**	73,092,876
	MONGODB INC CL A	12,133	**	5,092,099
	NATERA INC	28,324	**	6,488,745
	NETFLIX INC	78,838	**	7,391,851
	NVIDIA CORP	398,000	**	74,227,000
	ROCKET COS INC	84,100	**	1,628,176
	SERVICENOW INC	60,945	**	9,336,165
	SHOPIFY INC CL A	27,471	**	4,422,007
	STRIPE INC CLASS B PP	9,148	**	378,910
	STRYKER CORP	22,137	**	7,780,491
	THE BOOKING HOLDINGS INC	1,455	**	7,792,005
	TOWER SEMICONDCTR LTD	25,300	**	2,970,726
	TRADEWEB MARKETS INC A	47,893	**	5,150,413

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	UNITEDHEALTH GROUP INC	27,728	**	9,153,290
	VISA INC CL A	48,848	**	17,131,482
	GCI LIBERTY INC CL A ESCROWE LINE	88,380	**	1
*	NEXTERA ENERGY, INC. (PARTICIPANT-DIRECTED)	4,964,101	**	398,518,053
*	NEXTERA ENERGY, INC. (NONPARTICIPANT-DIRECTED)	18,676,412	$487,207,456	1,499,342,322
	Total Common Stock		$487,207,456	$2,524,743,890

	Preferred Stock:
	NURO INC/CA SER C PC PP	47,663	**	$557,657
	SILA NANOTECHNOLOGIES INC SER F 0% PC PP	9,212	**	167,843
	RAPPI INC SER E PFD PERP PP	9,111	**	161,902
	Total Preferred Stock		–	$887,402

	Collective Trust Funds:
*	BLACKROCK RUSSELL 2000 INDEX FUND M	1,123,461	**	$41,327,067
*	BTC ACWI EX US IMI M	3,065,858	**	73,787,843
*	BTC EQUITY INDEX J	13,929,269	**	465,988,361
*	BTC RUSSELL 3000 M	4,711,016	**	190,813,568
*	BTC US DEBT INDEX M	3,572,779	**	45,997,745
*	COHEN & STEERS US REALTY SHARES B	1,896,435	**	41,854,312
*	EARNEST SMID CP CORE	467,256	**	8,200,345
*	LS CORE PL FXINC D	2,755,930	**	49,193,356
*	PIMCO DIVERSIFIED REAL ASSET TRUST	676,466	**	13,718,739
*	VANGUARD TARGET RETIREMENT 2020 TRUST PLUS	335,293	**	27,738,808
*	VANGUARD TARGET RETIREMENT 2025 TRUST PLUS	2,628,908	**	245,382,231
*	VANGUARD TARGET RETIREMENT 2030 TRUST PLUS	1,653,042	**	169,949,259
*	VANGUARD TARGET RETIREMENT 2035 TRUST PLUS	4,159,416	**	468,724,603
*	VANGUARD TARGET RETIREMENT 2040 TRUST PLUS	1,038,870	**	126,482,423
*	VANGUARD TARGET RETIREMENT 2045 TRUST PLUS	3,228,877	**	415,104,397
*	VANGUARD TARGET RETIREMENT 2050 TRUST PLUS	987,490	**	130,486,903
*	VANGUARD TARGET RETIREMENT 2055 TRUST PLUS	1,479,539	**	195,254,770
*	VANGUARD TARGET RETIREMENT 2060 TRUST PLUS	874,584	**	69,529,452
*	VANGUARD TARGET RETIREMENT 2065 TRUST PLUS	906,313	**	44,481,835
*	VANGUARD TARGET RETIREMENT 2070 TRUST PLUS	345,463	**	10,274,077
*	VANGUARD TARGET RETIREMENT INCOME TRUST PLUS	1,047,240	**	65,358,271
*	RUSSELL 2000 ALPHA TILTS FUND F	2,393,111	**	60,477,283
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	3,626,736	**	4,234,757
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	82,360	**	82,360
	Total Collective Trust Funds		–	$2,964,442,765

	Registered Investment Companies:
*	AF EUROPAC GROWTH R6	1,507,648	**	$91,333,293
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,625,123	**	21,158,495
*	JPM EQUITY INCOME R6 FUND	5,506,847	**	136,294,456
*	VANGUARD VMMR-FED MONEY MARKET	167,141,257	**	167,141,257
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	1,608,636	**	1,608,636
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	16,723,803	$16,723,803	16,723,803
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	1,956,496	**	1,956,496
	Total Registered Investment Companies		$16,723,803	$436,216,436

	U.S. Treasury Notes:

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	UST NOTES 3.375% 09/15/2027	3,616,200	**	$3,645,973
	UST NOTES 3.375% 09/15/2028	2,360,700	**	2,374,787
	UST NOTES 3.5% 10/31/2027	2,519,600	**	2,535,211
	UST NOTES 3.625% 03/31/2028	3,125,100	**	3,162,345
	UST NOTES 3.625% 08/31/2027	1,993,000	**	2,070,595
	UST NOTES 3.625% 08/31/2029	2,358,800	**	2,387,708
	UST NOTES 3.625% 08/31/2030	4,521,000	**	4,560,614
	UST NOTES 3.625% 10/31/2030	3,937,500	**	3,945,201
	UST NOTES 3.625% 12/31/2030	1,082,100	**	1,076,943
	UST NOTES 3.75% 04/15/2028	2,138,800	**	2,167,099
	UST NOTES 4% 01/31/2029	8,740,000	**	8,937,942
	UST NOTES 4% 02/29/2028	6,792,800	**	6,955,969
	UST NOTES 4% 03/31/2030	3,856,500	**	3,945,240
	UST NOTES 4% 05/31/2030	3,602,100	**	3,660,707
	UST NOTES 4% 07/31/2029	5,083,000	**	5,234,013
	UST NOTES 4.125% 10/31/2029	1,837,500	**	1,881,920
	UST NOTES 4.25% 02/28/2029	4,180,100	**	4,325,045
	UST NOTES 4.375% 12/31/2029	1,327,800	**	1,363,596
	UST NOTES 4.5% 05/31/2029	9,868,500	**	10,191,260
	Total U.S. Treasury Notes		–	$74,422,168

	Mortgage Backed Securities:
	TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST 24-DPM ATSFR1M+139.27 12/15/2039 144A	111,000	**	$111,262
	SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	249,136	**	249,523
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.52405/15/2039 144A	459,000	**	443,750
	INT COMMERCIAL MORTGAGE TRUST 2025-PLAZA VAR 11/05/2037 144A	100,000	**	100,784
	FREDDIE MAC REMICS 3% 10/25/2048	199,445	**	188,324
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	170,218	**	168,382
	FNR 2017-20 AP 3.5% 03/25/2045	196,915	**	194,376
	FNR 2016-19 AH 3% 04/46	100,845	**	96,830
	FNR 2015-42 LE 3.0% 06/25/45	114,492	**	110,897
	FNR 2013-16 GP 3% 1/1/33	14,452	**	14,331
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	98,438	**	97,935
	FNMA 6.50% 8/36 #AE0746	7,223	**	7,609
	FNMA 6.50% 8/36 #888544	8,548	**	9,005
	FNMA 6.50% 8/36 #888034	2,155	**	2,273
	FNMA 6.50% 7/32 #545759	3,058	**	3,214
	FNMA 6.50% 12/35 #AD0723	9,240	**	9,737
	FNMA 5.50% 11/34 #310105	60,174	**	62,395
	FNMA 20YR 4.5% 08/01/2039#FM1353	37,569	**	38,042
	FNMA 20YR 4.5% 06/01/2039#FM1045	14,043	**	14,220
	FNMA 20YR 4.5% 03/01/2039#FM1774	27,589	**	27,937
	FNMA 20YR 3.00% 11/32 #MA1237	391,167	**	381,856
	FNMA 20YR 2.5% 01/01/2033#AL2982	28,331	**	27,206
	FNMA 20YR 2.5% 01/01/2033#AL2976	26,321	**	25,211
	FNMA 20YR 2.5% 01/01/2033#AL2975	46,549	**	44,655
	FNMA 20YR 2.5% 01/01/2033#AL2974	34,176	**	32,785
	FNMA 15YR 4% 03/01/2034#FM2867	544,019	**	548,431
	FNMA 15YR 4% 02/01/2034#FM3001	238,943	**	240,956
	FNMA 15YR 3.5% 12/01/2028#AV1907	1,823	**	1,818

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 15YR 3.5% 11/01/2030#AL7688	25,472	**	25,385
	FNMA 15YR 3.5% 09/01/2029#AL5878	26,617	**	26,534
	FNMA 15YR 3.5% 02/01/2033#FM9794	52,138	**	51,869
	FNMA 15YR 3% 12/01/2032#BM5109	430,348	**	422,786
	FNMA 15YR 3% 02/01/2033#BM5108	476,300	**	466,196
	FNMA 15YR 2.5% 10/01/2031#AS8010	84,122	**	81,688
	FNMA 15YR 2.5% 01/01/2029#	52,199	**	51,571
	FNMA 15YR 2.5% 01/01/2028#FS3867	22,430	**	22,248
	FNMA 15YR 2% 02/01/2028#FS3865	28,352	**	27,930
	FNMA 6.50% 12/32 #735415	1,723	**	1,811
	FNMA 6.50% 7/35 #745092	1,964	**	2,073
	FNMA 6.50% 7/32 #545762	1,726	**	1,813
	FHLG 5.50% 5/34 #Z40042	82,987	**	86,127
	FHLG 5.50% 3/34 #G01665	11,776	**	12,251
	FHLG 25YR 5.50% 7/35 #G05815	7,461	**	7,758
	FHLG 20YR 3.5% 07/01/2032#G31067	55,494	**	55,058
	FHLG 20YR 3.5% 06/01/2032#C91456	103,948	**	103,113
	FHLG 20YR 3% 11/01/2033#G30872	135,257	**	132,059
	FHLG 15YR 3% 05/01/2033#G16550	149,152	**	145,942
	FHLG 15YR 3% 03/01/2033#SB0181	377,485	**	369,256
	FHLG 15YR 2.5% 12/01/2031#SB0093	199,459	**	193,601
	FHLG 15YR 2.5% 01/01/2028#SB0799	18,099	**	17,960
	FHLG 7.50% 7/34 #G02115	10,671	**	11,211
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	96,617	**	95,463
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	75,206	**	74,192
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	48,784	**	48,564
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	50,287	**	49,046
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	395,591	**	379,553
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	288,915	**	276,394
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	168,953	**	165,442
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	115,756	**	109,462
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	189,725	**	180,472
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	52,636	**	52,906
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	195,906	**	189,027
	FEDERAL HOME LN MTG MLT CTF GT VAR 07/25/2030	340,000	**	344,068
	FEDERAL HOME LN MTG MLT CTF GT K545 A2 4.29% 07/25/2030	257,000	**	260,327
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	42,321	**	42,188
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	259,150	**	259,757
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	40,496	**	40,560
	BX 2021-BXMF TSFR1M+75.041 10/15/2026 144A	214,152	**	214,286
	BX COML MTG TR 2024-GPA3 A TSFR1M+149.25 12/15/2029 144A	26,488	**	26,551
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC TSFR1M+80.358 21 10/15/2036 144A	325,000	**	324,686
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.2702/15/2039 144A	60,628	**	60,671
	BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	101,421	**	101,585
	CENT TRUST 2025-CITY A VAR 07/10/2040 144A	100,000	**	101,723
	ELP COML MTG TR 2025-ELP 4.71318% 11/13/2042 144A	100,000	**	100,382
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	102,599	**	102,473
	Total Mortgage Backed Securities		–	$9,169,762

	Asset Backed Securities:
	ALLY AUTO RECEIVABLES TRUST 2024-1 5.08% 12/15/2028	53,978	**	$54,462

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	AMERICAN EXPRESS CR ACC MST TR 5.23% 04/15/20292029	400,000	**	408,509
	BA CR CARD TR 4.31% 05/15/2030	480,000	**	486,804
	BMW VEHICLE LEASE TRUST 2025-1 4.43% 06/26/2028	255,000	**	257,408
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.82% 06/15/2028	296,377	**	300,565
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	60,471	**	61,412
	CARMAX AUTO OWNER TR 2024-2 5.5% 01/16/2029	51,000	**	51,825
	CARMAX AUTO OWNER TRUST 2024-1 4.92% 10/16/2028	161,966	**	163,576
	CARVANA AUTO RECEIVABLES TR 2025-P3 A3 4.04% 11/11/2030	270,000	**	271,360
	CARVANA AUTO RECEIVABLES TRUST 2025-P2 4.55% 08/12/2030	180,000	**	182,039
	CHASE ISSUANCE TR 4.16% 07/15/2030	293,000	**	296,470
	CHASE ISSUANCE TR 5.08% 09/15/2030	576,000	**	597,170
	CITIBANK CR CARD ISSUANCE TR 4.3% 06/21/2030	565,000	**	572,384
	CITIZENS AUTO RECEIVABLES TRUST 2024-2 5.33% 08/15/2028 144A	69,541	**	70,186
	DAIMLER TRUCKS RETAIL TRUST 2024-1 5.49% 12/15/2027	174,805	**	176,686
	DELL EQUIP FIN TR 2023-2 5.65% 01/22/2029 144A	36,480	**	36,616
	DELL EQUIPMENT FINANCE TRUST 2023-3 A3 5.93% 04/23/2029 144A	93,946	**	94,581
	DELL EQUIPMENT FINANCE TRUST 24-1 5.39% 03/22/2030144A	104,754	**	105,643
	DLLAA 2023-1A 5.64% 02/22/2028 144A	30,949	**	31,331
	DLLAD 2024-1 LLC 5.3% 07/20/2029 144A	21,000	**	21,473
	DLLMT 2024-1 LLC 4.84% 08/21/2028 144A	127,000	**	128,354
	FORD CR FLOORPLN MAST OWN TR A 5.29% 04/15/2029 144A	335,000	**	341,729
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/2028	175,289	**	176,830
	FORDF 2025-1 A1 4.63% 04/15/2030	195,000	**	198,681
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR2023-4 5.78% 08/16/2028	245,621	**	248,687
	HUNTINGTON AUTO TR 2024-1 5.23% 01/16/2029 144A	398,083	**	402,896
	HYUNDAI AUTO RECEIVABLES TRUST 2023-A 4.58% 04/15/2027	29,431	**	29,516
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/2028	44,095	**	44,512
	HYUNDAI AUTO RECEIVABLES TRUST 25-B 4.36% 12/17/2029	340,000	**	343,941
	MERCEDES-BENZ AUTO LEASE TRUST 2024-A 5.32% 01/18/2028	75,000	**	75,906
	MERCEDES-BENZ AUTO LEASE TRUST 2025-A 4.61% 04/16/2029	240,000	**	243,685
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/15/2028	134,897	**	136,377
	NISSAN MASTER OWNER TR RECEIVABLE 5.05% 02/15/2029144A	133,000	**	134,891
	PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/22/2029 144A	78,112	**	78,826
	TESLA 2024-A A3 5.3% 06/21/2027 144A	89,816	**	90,254
	T-MOBILE US TRUST 2025-2 4.34% 04/22/2030 144A	270,000	**	272,818
	USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	85,791	**	86,540
	USB AUTO OWNER TRUST 2025-1 4.49% 06/17/2030 144A	85,000	**	85,873
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 06/20/2028	139,075	**	140,077
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 12/20/2028	265,278	**	269,024
	WELLS FARGO CARD ISSUANCE TRUST 4.34% 05/15/2030	335,000	**	340,172
	WHEELS FLEET LEASE FUNDING 1 LLC 25-3A A1 0% 09/18/2040 144A	200,000	**	200,850
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/2029	214,258	**	217,352
	WORLD OMNI AUTO RECEIVABLES TR 2024-A 4.86% 03/15/2029	394,011	**	396,998
	WORLD OMNI AUTO RECEIVABLES TR 2024-B 5.27% 09/17/2029	167,475	**	169,411
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/15/2028	29,343	**	29,582
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2024-A 5.26% 10/15/2027	167,000	**	168,477
	Total Asset Backed Securities		–	$9,292,759

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419 PLAN# 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate Bonds:
	MORGAN STANLEY BK NA SALT LAKE 4.968%/VAR 07/14/2028	284,000	**	$294,516
	ALPHABET INC 3.875% 11/15/2028	280,000	**	283,023
	ALPHABET INC 4.1% 11/15/2030	280,000	**	282,613
	BANK OF AMERICA CORPORATION 4.948%/VAR 07/22/2028	800,000	**	828,860
	BANK OF MONTREAL QUE 5.37% 06/04/2027	360,000	**	368,928
	BANK OF NOVA SCOTIA 4.404%/VAR 09/08/2028	420,000	**	428,025
	BANQUE FED CRED MUTUEL PARIS 5.194% 02/16/2028 144A	300,000	**	312,611
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	800,000	**	802,373
	CANADIAN IMPERIAL BK OF COMM 5.237% 06/28/2027	300,000	**	305,816
	CITIBANK NA 4.576% 05/29/2027	370,000	**	375,278
	CME GROUP INC 4.4% 03/15/2030	370,000	**	380,116
	DUKE ENERGY CAROLINAS LLC 4.85% 03/15/2030	158,000	**	164,923
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	120,778
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	776,651
*	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	604,000	**	602,921
*	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	500,000	**	516,974
*	JPMORGAN CHASE & CO 5.571%/VAR 04/22/2028	255,000	**	262,844
*	MASSMUTUAL GLOBAL FDG II 5.1% 04/09/2027 144A	412,000	**	422,782
	MET TOWER GLOBAL FUNDING 4% 10/01/2027 144A	150,000	**	151,808
	MET TOWER GLOBAL FUNDING 4.2% 09/16/2030 144A	230,000	**	231,736
	META PLATFORMS INC 3.85% 08/15/2032	420,000	**	413,534
	META PLATFORMS INC 4.2% 11/15/2030	154,000	**	155,368
	METROPOLITAN LIFE GLOBAL FUNDING I 4.9% 01/09/2030144A	380,000	**	397,705
	MORGAN STANLEY BK NA SALT LAKE 5.016%/VAR 01/12/2029	250,000	**	260,491
	MORGAN STANLEY PRIVATE BANK NA 4.465%/VAR 11/19/2031	330,000	**	332,614
	NORDEA BANK ABP 4.375% 03/17/2028 144A	370,000	**	378,601
	PACIFIC LIFE GF II 4.5% 08/28/2029 144A	420,000	**	430,497
	PRICOA GLOBAL FDG I 4.4% 08/27/2027 144A	430,000	**	440,326
	PRICOA GLOBAL FDG I 4.7% 05/28/2030 144A	370,000	**	378,119
	RGA GLOBAL FUNDING 5.448% 05/24/2029 144A	213,000	**	221,572
*	STATE STREET CORP 2.203%/VAR 02/07/2028	510,000	**	505,223
*	STATE STREET CORP 4.53%/VAR 02/20/2029	203,000	**	208,961
	TORONTO DOMINION BANK 4.783% 12/17/2029	295,000	**	302,475
	WESTERN-SOUTHERN GLOBAL FUNDING 4.5% 07/16/2028 144A	360,000	**	370,112
	WESTERN-SOUTHERN GLOBAL FUNDING 4.9% 05/01/2030 144A	38,000	**	39,199
	Total Corporate Bonds		–	$12,748,373

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$4,575,893
	Total synthetic guaranteed investment contract and wrapper contracts		–	$4,575,893

*	Participant loans	3.25% - 8.50% Majority maturing 2026 - 2030	**	$74,562,266

	Total investments at year end		$503,931,259	$6,111,977,175
* Party-in-interest
** Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2026	NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

By:	/s/ Nicole J. Daggs
Nicole J. Daggs Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP